SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE OF DETERMINATION OF THE REDEMPTION PRICE

TO THE HOLDERS OF BRASKEM FINANCE LIMITED

5.75% NOTES DUE 2021

(CUSIP: 10553Y AD7 and G1315R AD3)

(ISIN: US10553YAD76 and USG1315RAD38)

Date: November 8, 2019

NOTICE IS HEREBY GIVEN by Braskem Finance Limited, a Cayman Islands exempted company, in connection with its redemption of the outstanding aggregate principal amount of its 5.75% Notes due 2021 (the “Notes”) under CUSIP Nos. 10553Y AD7 and G1315R AD3, and ISIN Nos. US10553YAD76 and USG1315RAD38 on November 14, 2019 (the “Redemption Date”), pursuant to the terms and conditions of the Indenture, dated as of April 15, 2011, as amended and supplemented by the First Supplemental Indenture, dated as of April 16, 2012 (collectively, the “Indenture”), among the Company, Braskem S.A. and The Bank of New York Mellon, as Trustee, Registrar, Transfer Agent and Paying Agent, as informed to the Trustee on November 5, 2018 (the “Initial Notice”). Capitalized terms used herein and not defined shall have the meaning assigned to such terms in the Indenture and the Notes, as applicable.

The Redemption Price for each $1,000 principal amount of 5.75% Notes will be US$1,055.62.

On the Redemption Date, the Holders of outstanding 5.75% Notes will receive, per each US$1,000 principal amount of 5.75% Notes, US$1,050.99 plus accrued and unpaid interest in the amount of US$4.63 from October 15, 2019 to, but excluding, the Redemption Date.

This notice supplements the Initial Notice.

BRASKEM FINANCE LIMITED

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.